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08027127

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8 – 66464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/07   AND ENDING   12/31/07

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     AQUEDUCT CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     201 SOUTH COLLEGE STREET, SUITE 1440

                                (No. And Street)

CHARLOTTE,	NC	28244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     FRANK H. EDWARDS   (704) 973-9919

                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA

                        (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ FRANK H. EDWARDS _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ AQUEDUCT CAPITAL GROUP, LLC _____ , as of

_____ DECEMBER 31, 2007 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____

Signature

_____

CHIEF COMPLIANCE OFFICER

Title

_____

Notary Public

MARSHALL PIZZO
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 3-19-2011

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUEDUCT CAPITAL GROUP, LLC

F/K/A ALPHALINK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of Aqueduct Capital Group, LLC
   F/K/A Alphalink Partners, LLC:

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC, F/K/A Alphalink Partners, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aqueduct Capital Group, LLC, F/K/A Alphalink Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 25, 2008

AQUEDUCT CAPITAL GROUP, LLC
F/K/A ALPHALINK PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 691,052
Fixed assets (net of accumulated depreciation of $30,165)	168,840
Deposit	6,941
TOTAL ASSETS	**$ 866,833**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued expenses	$ 362,553
TOTAL LIABILITIES	362,553

MEMBER'S EQUITY:

Member's equity	504,280
TOTAL MEMBER'S EQUITY	504,280
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 866,833

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (f/k/a Alphalink Partners, LLC) (the "Company") was formed on January 9, 2004 in the State of Delaware. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned all of their membership interests in the Company to the sole member (Aqueduct Capital Holdings, LLC), and ceased to be members of the Company. Pursuant to the terms of the Assignment and Admission Agreement, the sole member was admitted as a member of the Company. The name change was effective on February 23, 2006.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for the securities brokerage industry.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customers.

Cash consists of cash invested in a commercial bank account.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $328,499, which was $304,329 in excess of its required net capital of $24,170.

AQUEDUCT CAPITAL GROUP, LLC
F/K/A ALPHALINK PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007
(continued)

NOTE 3 -   INCOME TAXES

Provision for income taxes is not included in the Company's financial statements since the Company is a sole member limited liability company and earnings or losses are allocated to the member for inclusion in its separate income tax return.

NOTE 4 -   COMMITMENTS AND CONTIGENCIES

The Company leases office space, office equipment and automobiles. The leases expire on various dates through August, 2010. The following is a schedule of future minimum lease payments required under the leases:

Year ending December 31	Amount
2008	91,985
2009	85,247
2010	24,292
Total	$ 201,524

NOTE 5 -   SUBSEQUENT EVENT

Subsequent to year end the Company will distribute approximately $250,000 for payment of personal tax obligations.


END